  EXHIBIT 16.2

Connie L. Estopinal John C. Mitchell, III Ronald D. Perry, Jr. Ronald L. Sodek Michael A. Till Su Wah Rick Yancy

November 11, 2016

Viking Investments Group, Inc.

1330 Avenue of the Americas, Suite 23 A New York, NY 10019

Tom Simeo

Executive Chairman, Director and Treasurer

James A. Doris

Chief Executive Officer, President and Director, Board of Directors

Dear Messrs. Simeo and Doris

The purpose of this letter is to inform you that Mohle Adams LLP (“Mohle Adams”) is resigning as the independent registered accounting firm of Viking Investments Group, Inc. (the “Company”) effective November 8, 2016. The resignation by Mohle Adams is directly attributable to Mohle Adams’ decision to forego preparing or issuing audit reports for publicly traded companies which would be governed by the requirements of the Public Company Accounting Oversight Board. Our decision was not based on any information provided by the Company, its Board of Directors, its management, nor any communications with predecessor accounting firms.

Sincerely,

 Mohle Adams